SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	BlackRock Multi-Sector Opportunities Trust Series I

Address of Principal Business Office:

100 Bellevue Parkway

Wilmington, Delaware 19809

Telephone Number:

(800) 882-0052

Name and address of agent for service of process:

John M. Perlowski

55 East 52nd Street

New York, New York 10055

With copies of Notices and Communications to:

Thomas A. DeCapo, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of New York in the State of New York on the 31st day of August, 2017.

BLACKROCK MULTI-SECTOR OPPORTUNITIES TRUST SERIES I

By:	/s/ John M. Perlowski
John M. Perlowski
President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

Attest:	/s/ Janey Ahn
Janey Ahn

Signature Page to N-8A